Schiff Hardin LLP 901 K Street NW Suite 700 Washington, DC 20001 T 202.778.6400 F 202.778.6460
schiffhardin.com Ralph V. De Martino (202) 724.6848 rdemartino@schiffhardin.com

July 26, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-6010

Attention:	Robert Littlepage Claire DeLabar Larry Spirgel Matthew Derby

Re:	Good Works Acquisition Corp. Draft Registration Statement on Form S-4 Submitted on July 9, 2021 CIK No. 0001819989

Ladies and Gentlemen:

On behalf of our client, Good Works Acquisition Corp. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 22, 2021 (the “Comment Letter”) with respect to the Amendment No. 2 to Registration Statement on Form S-4 filed with the Commission by the Company July 9, 2021 (the “Submission No. 4”). The Company also previously submitted a Draft Registration Statement on Form S-4 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Commission on March 19, 2021 (“Submission No. 1”), a Registration Statement on Form S-4 filed with the Commission on May 14, 2021 (“Submission No. 2”) and Amendment No. 1 to Registration Statement on Form S-4 (“Submission No. 3” and, together with Submission No. 1, Submission No. 2 and Submission No. 4, the “Draft Submissions”). Concurrently with the filing of this letter, the Company is hereby submitting Amendment No. 3 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) through EDGAR.

For ease of review, we have set forth below the numbered comment of your letter in bold type followed by the Company’s response thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amended Registration Statement.

Prospectus Cover Page, page i

1.

Prominently caution investors that although the Company’s Sponsor, Bitfury, has extensive resources and experience in cryptomining, its business and financial resources are completely independent of the Company, a start-up endeavor with no prior operating history

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page ii of the cover page of the Amended Registration Statement in response to the Staff’s comment.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at 202-724-6848 or on my mobile at 202-415-8300, or via email at rdemartino@schiffhardin.com, with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Ralph V. De Martino

Ralph V. De Martino
Schiff Hardin LLP

cc:	(via email)

Fred S. Zeidman, Good Works Acquisition Corp.

Cary Grossman, Good Works Acquisition Corp.

J. David Stewart, Latham & Watkins LLP

Ryan Maierson, Latham & Watkins LLP